Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Triton International Limited:
We consent to the incorporation by reference in the registration statement (No. 333-213013) on Form S-8 of Triton International Limited of our report dated March 17, 2017, with respect to the consolidated balance sheets of Triton International Limited and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016 and related financial statement schedule, which report appears in the December 31, 2016 annual report on Form 10-K of Triton International Limited.
/s/ KPMG LLP

San Francisco, California
March 17, 2017